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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                          SHELBOURNE PROPERTIES I, INC.
                            (Name of subject company)


                          SHELBOURNE PROPERTIES I, INC.
                        (Name of person filing statement)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
               (Including the associated preferred share purchase
                                     rights)
                         (Title of class of securities)

                                    821373107
                      (CUSIP Number of class of securities)


                               Richard J. McCready
                         c/o First Winthrop Corporation
                           7 Bulfinch Place, Suite 500
                                Boston, MA 02114
            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                            person filing statement)
                                    Copy to:
                                 Peter D. Lyons
                              Christa A. D'Alimonte
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 4 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 10, 2002 by Shelbourne Properties I, Inc., a Delaware corporation (the "Company"), Amendment No. 1 to
Schedule 14D-9 filed with the SEC on July 12, 2002 by the Company, Amendment No. 2 to Schedule 14D-9 filed with the SEC on July 30, 2002 by the Company, and Amendment No. 3 to Schedule 14D-9 filed with the SEC on August 1, 2002 by the Company (collectively, the "Schedule 14D-9"), relating to the tender offer by HX Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 251,785 issued and outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $53.00 per share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Purchaser with the SEC on July 5, 2002.

         The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

         (b)      (i) Background

         Item 4(b)(i) is hereby amended and supplemented to add the following paragraphs at the end thereof:

         "During the afternoon of August 1, 2002, the Company received a letter from Carl C. Icahn stating that he was prepared to complete a competing tender offer (the "Competing Offer") at a price per share of $63.15 in cash. On August 2, 2002, the Company received two letters from Purchaser amending the terms of the Offer to, among other things, increase the purchase price per share under the Offer to $61.00. Also on August 2, 2002, the Company received a letter from Mr. Icahn in which he agreed to incorporate into the Competing Offer certain corporate governance provisions that Purchaser had indicated it would include in the Offer.

         On August 4, 2002, Purchaser informed the Company that it was prepared to amend the terms of the Offer, to among other things, increase the purchase price per share under the Offer to $63.15 in cash. Also on August 4, 2002, Mr. Icahn informed the Company that he was no longer prepared to go forward with the Competing Offer.

         On August 5, 2002, the Company announced that it had entered into an amendment to the Stock Purchase Agreement with the Purchaser and Exeter, which, among other things, increased the purchase price per share under the Offer to $63.15 and incorporated into the terms of the Offer certain corporate governance provisions."

Item 8.  Additional Information

         On August 5, 2002, the Company, Purchaser and Exeter entered into Amendment No. 1 to the Stock Purchase Agreement to, among other things, increase the purchase price per share under the Offer to $63.15, reduce the incentive payment to Purchaser provided for in the Company's related plan of liquidation from 25% to 15% of net proceeds, after the payment of a priority return to stockholders, and incorporate into the terms of the Offer certain corporate governance provisions.

         A copy of Amendment No. 1, and a copy of the joint press release issued by the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. on August 5, 2002, are attached hereto as Exhibits (e)(4) and (a)(10), respectively.



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Item 9.  Exhibits

         The following Exhibits are filed herewith:

Exhibit
No.                   Description
---                   -----------

(a)(10) Joint press release issued by the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. on August 5, 2002.

(e)(4) Amendment No. 1, dated as of August 5, 2002, among the Purchaser, Exeter and the Company, to the Stock Purchase Agreement, dated as of July 1, 2002, among the Purchaser, Exeter and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 5, 2002).

(e)(5) Amendment No. 1, dated as of August 5, 2002, to Settlement Agreement, dated July 1, 2002, among Purchaser and the additional plaintiffs in the action who are listed on Exhibit A thereto, on the one hand, and the Company, Shelbourne Properties II, Inc., Shelbourne Properties III, Inc., Presidio Capital Investment Company, LLC and Shelbourne Management, LLC, on the other hand (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 5, 2002).

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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         SHELBOURNE PROPERTIES I, INC.


                                         By:  /s/ Richard J. McCready
                                              -----------------------------
                                              Richard J. McCready
                                              Secretary



Dated:  August 5, 2002


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                                                                 EXHIBIT (a)(10)

FOR IMMEDIATE RELEASE                                  Contact: Richard Wool
                                                       Sitrick And Company
                                                       212-573-6100


SHELBOURNE PROPERTIES I, INC., SHELBOURNE PROPERTIES II, INC. AND SHELBOURNE PROPERTIES III, INC. AMEND TERMS OF HX INVESTORS' TENDER OFFERS

August 5, 2002, New York, New York - Shelbourne Properties I, Inc. (Amex: HXD), Shelbourne Properties II, Inc. (Amex: HXE) and Shelbourne Properties, III, Inc. (Amex: HXF), which are diversified real estate investment trusts, announced that they had amended their previously announced stock purchase agreements with HX Investors, L.P.

Pursuant to the amended agreements, HX Investors will increase the purchase price per share being offered in its pending tender offers for up to 30% of the outstanding common stock of each company from $53.00 to $63.15 for Shelbourne I, $62.00 to $73.85 for Shelbourne II and $49.00 to $58.30 for Shelbourne III. In addition, HX Investors has agreed to reduce the incentive payment payable to HX Investors, as provided for in the companies' related plans of liquidation, from 25% to 15% of net proceeds, after the payment of a priority return to stockholders. If the tender offers are fully subscribed, HX Investors will own approximately 42% of the outstanding common stock of each company.

STOCKHOLDERS ARE URGED TO READ THE COMPANIES' SOLICITATION/RECOMMENDATION STATEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS AND INVESTORS MAY OBTAIN COPIES OF SUCH SOLICITATION/RECOMMENDATION STATEMENTS AT NO CHARGE AT THE SEC'S WEBSITE, http://www.sec.gov, OR BY CONTACTING THE COMPANIES, C/O FIRST WINTHROP CORPORATION, 7 BULFINCH PLACE, SUITE 500, BOSTON, MA 02114.

Founded in 2000, Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne III, Inc. are diversified real estate investment trusts with holdings in the office, retail and industrial asset sectors. They are successors to Integrated Resources High Equity Partners,

                                       1
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Series 85, a California Limited Partnership; High Equity Partners L.P. - Series
86; and High Equity Partners L.P. - Series 88, respectively.


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